UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-14895

Granite State Bankshares, Inc.

(Exact name of registrant as specified in its charter)

122 West Street

Keene, New Hampshire 03431

(603) 352-1600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Chittenden Corporation, as successor by merger to Granite State Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CHITTENDEN CORPORATION as successor to Granite State Bankshares, Inc. by merger

Date:	February 28, 2003	By:	/S/ F. SHELDON PRENTICE, ESQ.
			Name:	F. Sheldon Prentice, Esq.
			Title:	Senior Vice President, General Counsel and Secretary

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